Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	EMS Technologies, Inc., File No. 0-6072
Form 10-K/A for FYE December 31, 2004
Your Comment Letter dated July 12, 2005
Dear Mr. Spirgel:
As recently discussed with Kathryn Jacobson of the SEC staff, we request an extension to August 26 to file our response to the Staff’s comment letter dated July 12, 2005. Based on our preliminary review, we foresee no difficulty in addressing the Staff’s comments. However, the personnel who will draft our response to the Staff’s comment letter are involved in the preparation of our second quarter report on Form 10-Q, which is due August 11.
The requested extension will allow sufficient time for us to make a timely filing of the 2nd quarter 10-Q, as well as allow appropriate time for review of our response by the audit committee of our board, our independent registered public accountants, and outside counsel. Please call if you have any questions.
Sincerely,
EMS TECHNOLOGIES, INC.

/s/ Gary B. Shell
Gary B. Shell
Vice President, Corporate Finance
EMS Technologies, Inc.